444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-17

ISS and Glass Lewis recommend PolyMet Mining shareholders
vote FOR the arrangement with Glencore

  ISS finds "significant premium of 167%", consideration of alternatives, and the risks of non-approval as its basis for supporting the all-cash transaction
  Glass Lewis cites the certainty and liquidity of cash, safeguarding of minority shareholder interests, and compelling premium as rationale for its endorsement
  Shareholders are encouraged to vote well in advance of the proxy deadline on October 30, 2023, at 12:00 p.m. (Eastern Time)

St. Paul, Minn., October 16, 2023 - PolyMet Mining Corp. ("PolyMet" or the "Company") (TSX: POM; NYSE American: PLM) is pleased to announce that both leading independent proxy advisors, Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis"), have recommended PolyMet shareholders vote FOR the plan of arrangement (the "Arrangement") with Glencore AG ("Glencore") whereby, among other things, Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of PolyMet that Glencore does not currently own (the "Minority Shares").

PolyMet shareholders will receive an all-cash consideration of US$2.11 per share under the terms of the Arrangement, which represents a premium of approximately 167% to the closing price of PolyMet shares on the NYSE American on June 30, 2023, being the last trading date prior to the announcement of Glencore's Non-Binding Proposal to acquire the Minority Shares. The Consideration also represents a premium of approximately 34% to the closing price of the Company's shares on the NYSE American on June 6, 2023, being the last trading day before the announcement of the Clean Water Act Section 404 permit revocation.  More information about the Arrangement can be found in the Company's management information circular filed under the Company's SEDAR+ and EDGAR profiles on October 2, 2023, and also available on PolyMet's website, at https://polymetmining.com/investors/news/special-meeting/.

In its endorsement of the Arrangement, ISS cited the below factors:

Role of the Special Committee:

"The special committee retained primacy in the negotiating process and, despite the fact it was unable to conduct a market check or formal bidding process, secured a reasonable offer within the context [of] ongoing operational challenges."

Valuation:

"…the offer represents a significant premium to the unaffected price, remains consistent with the pricing offered under the indicative proposal in May prior to the revocation of the permit, and consistent with the pricing of the 2023 Rights Offering conducted on April 6, 2023. The special committee appears to have performed reasonably with a less than ideal set of constraints and the Company's valuation also seems credible given known considerations."

Risks of Non-Approval:

"Non-approval risk for the transaction remains elevated due to the Company's outperformance versus relevant benchmarks since announcement, the absence of reasonable alternatives, as well as ongoing structural issues and development risk that would persist under the standalone scenario."

As an independent proxy advisory firm, ISS has approximately 3,400 clients including many of the world's leading institutional investors who rely on ISS' objective and impartial analysis to make important voting decisions.

Glass Lewis noted the key factors in supporting the Arrangement, including:

Compelling Premium and Certainty of Value:

"We find that the proposed purchase price appears generally reasonable based on the formal valuation provided by the independent valuer retained by the special committee of the board and it implies what is, in our view, a compelling premium to the Company's unaffected market value. The transaction would also provide minority shareholders with the certainty and liquidity of cash."

Protection of Minority Shareholders:

"We find that the sale process leading to the proposed transaction appears to have included appropriate procedures intended to safeguard the interests of minority shareholders, including oversight by an independent special committee of the board acting with the assistance of independent legal and financial advisors."

Glass Lewis is an independent proxy advisor to institutional investors, covering 30,000 shareholder meetings each year, across approximately one hundred global markets. Their customers include the majority of the world's largest pension plans, mutual funds, and asset managers who collectively manage over $40 trillion in assets.

Voting is easy, and important - Vote FOR the Arrangement TODAY

Shareholders are encouraged to vote FOR the Arrangement by no later than 12:00 p.m. (Eastern Time) on October 30, 2023, being the proxy cut-off for the Company's special meeting of shareholders to be held at 9:00 a.m. (Pacific Time) on November 1, 2023 (the "Meeting") at Farris LLP, 2500 - 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B3 and online via live webcast at www.virtualshareholdermeeting.com/PLM2023SM.

Shareholder Questions

Shareholders who have questions or need assistance voting their shares should contact PolyMet's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free within North America) or at 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex; however, legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

Email: brichardson@polymetmining.com

Shareholder Communications

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184 (or 416-304-0211 for shareholders outside North America)
Email: assistance@laurelhill.com

PolyMet Disclosures

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding PolyMet's expectations, intentions or strategies regarding the future, including strategies or plans as they relate to the Arrangement. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Arrangement, including the anticipated timing of the Special Meeting and of the completion of the Arrangement, and other statements that are not historical facts. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including: (i) uncertainties relating to the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approval (including the minority approval), and final court approval; (ii) risks relating to the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement; (iii) risks and uncertainties relating to present and future business strategies; and (iv) local and global economic condition risks. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the minority approval) and final court approval, the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement or the ability of the Board of Directors to consider and approve, subject to compliance by the Company of its obligations in this respect under the agreement providing for the Arrangement, a superior proposal for the Company. All such factors are difficult to predict and are beyond PolyMet's control. While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the information circular will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the Arrangement and/or PolyMet's consolidated financial condition and results of operations. In light of the significant uncertainties in these forward-looking statements, PolyMet cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by PolyMet, its directors, officers or employees or any other person that PolyMet will achieve its objectives and plans in any specified time frame, or at all.

The forward-looking statements speak only as of the date they are made. PolyMet undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Specific reference is also made to risk factors and other considerations underlying forward-looking statements discussed in the Circular under the heading "Risk Factors", PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the Company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.